

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2022

Malcolm Wilson
Chief Executive Officer
GXO Logistics, Inc.
Two American Lane
Greenwich, CT 06831

   Re: GXO Logistics, Inc.
     Registration Statement on Form S-4
     Filed May 12, 2022
     File No. 333-264901

Dear Mr. Wilson:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Cheryl Brown, Law Clerk, at (202) 551-3905 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Adam O. Emmerich, Esq.